Exhibit 99.1

AMARIN ANNOUNCES PRIVATE PLACEMENT FOR UP TO $60 MILLION

DUBLIN, Ireland, May 14, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced a private placement of American Depositary Shares (each representing one ordinary share) (“ADSs”) with several new institutional and accredited investors, and potentially certain directors of the Company, for up to $60 million funded over two equal tranches.

The new investors, who have entered into definitive agreements for gross proceeds of up to $56 million, comprise Sofinnova Ventures, OrbiMed Advisors LLC, Thomas, McNerney & Partners, Panorama Capital, Longitude Capital and Fountain Healthcare Partners.  The first $28 million tranche is expected to close shortly, subject to customary closing conditions. The investors will have an option to provide up to $28 million in a second tranche upon completion of certain business milestones by the Company, potentially over the next 12 months.

Certain directors of Amarin have indicated an interest in investing up to an additional $4 million in the placement, also over two equal tranches, bringing the potential total of the placement up to $60 million. Cowen and Company LLC acted as the lead placement agent for the transaction.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “This financing strengthens our balance sheet considerably, and allows us to accelerate our key clinical development programs. We are now well positioned to take advantage of the significant opportunities available to the Company.”

Alan Cooke, President and Chief Operating Officer of Amarin, added “We are delighted with the participation by well recognised biotech investors and by the continued support of our directors, which we believe reflects the attractive investment proposition Amarin represents.”

The Company intends to use the proceeds from this financing for progressing its cardiovascular and CNS research and development pipeline, for general corporate purposes, and the retirement of its $2.75 million convertible debentures issued in December 2007, after which the company will be debt free.

The first tranche of $28 million will be settled by the issuance of 12,173,914 new Ordinary Shares and the potential $2 million investment by directors would be settled by 869,565 new Ordinary Shares, all at $2.30 per share. The second tranche would be settled by the issuance of ADSs at a price equal to the lower of (i) $2.60, and (ii) 113% of the average of the volume weighted average prices of Amarin’s ADSs as reported on NASDAQ for each of the 30 trading days immediately prior to the date of the closing of the second tranche.

Following closing of the first tranche, the new investors will hold approximately 45% of the Ordinary Shares of the Company. Certain of the new investors will be entitled to join Amarin’s Board and will obtain various rights relating to the appointment of directors and pre-emption on further issues of shares by Amarin.

City Code and Regulatory Disclosures
Following the recent move of the place of central management of the Company to Ireland, the City Code on Takeovers and Mergers (the "Code") does not apply to Amarin, as the Company does not fall within paragraph 3(a)(ii) of the Introduction to the Code.

The securities offered in the private placement are not registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws.

Under an agreement with the investors, the Company is required to file a registration statement with the United States Securities and Exchange Commission covering the resale of the shares of common stock to be issued to the investors no later than sixty days after each closing and to use reasonable best efforts to have the registration statement declared effective as soon as practicable thereafter. Application has been made to list 12,173,914 ordinary shares on AIM and IEX respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.  There shall not be any sale of these securities in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation. Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman

Disclosure Notice
The information contained in this document is as of May 14, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007, Amarin’s Report of Foreign Issuer (Updated and Additional Risk Factors) furnished on a Form 6-K to the SEC on January 8, 2008 and in Amarin’s other Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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